13012474

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC
Mail Processing
Section
FEB 28 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65566

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nicol Investors Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Executive Park
(No. and Street)

Granite City	Illinois	62040-0907
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anna E. Saban 314-997-1766
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, L.L.C.
(Name – *if individual, state last, first, middle name*)

1050 N. Lindbergh Blvd	St. Louis	Missouri	63132
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anna E. Saban, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nicol Investors Corporation, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEANNE A. BOMMEL
MY COMMISSION EXPIRES
November 1, 2013
NOTARY SEAL
ST. LOUIS COUNTY
#09470763
NOTARY PUBLIC STATE OF MISSOURI

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Washing
40

NICOL INVESTORS CORPORATION

FINANCIAL STATEMENTS
WITH INDEPENDENT AUDITORS' REPORT
AND ACCOMPANYING INFORMATION

DECEMBER 31, 2012

BROWN SMITH WALLACE LLC

A MEASURABLE DIFFERENCE™

NICOL INVESTORS CORPORATION

FINANCIAL STATEMENTS
WITH INDEPENDENT AUDITORS' REPORT
AND ACCOMPANYING INFORMATION

DECEMBER 31, 2012

TABLE OF CONTENTS

BROWN SMITH WALLACE LLC
1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE℠

Independent Auditors' Report

Board of Directors
Nicol Investors Corporation
Granite City, Illinois

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Nicol Investors Corporation (the "Company") as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nicol Investors Corporation as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in the accompanying schedule required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects to the financial statements as a whole.

Brown Smith Wallace, LLC

St. Louis, Missouri
February 25, 2013

NICOL INVESTORS CORPORATION

Statement of Financial Condition
December 31, 2012

ASSETS		
Cash and cash equivalents	$	38,242
Commissions receivable		47,802
Deposits with clearing organization		15,000
Property and equipment, net of accumulated depreciation of $15,170		5,859
Prepaid expenses and other assets		7,909
TOTAL ASSETS	**$**	**114,812**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Commissions payable	$	50,516
Accrued expenses		8,848
Dues collected in advance		13,471
Total Liabilities		**72,835**
Stockholder's Equity		
Common stock: $0.25 par value; authorized 400,000 shares; 160,952 shares issued and outstanding		40,238
Additional paid-in capital		188,162
Accumulated deficit		(186,423)
Total Stockholder's Equity		**41,977**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**114,812**

The accompanying notes are an integral part of these financial statements.

NICOL INVESTORS CORPORATION

Statement of Operations
Year ended December 31, 2012

Revenues:	
Commissions and trail revenue	$ 831,915
Other income	25,112
Total Revenues	857,027
Expenses:	
Commissions	653,018
Salaries and wages	127,670
Occupancy rental	12,600
Depreciation	1,850
Insurance	2,990
License and fees	1,988
Professional fees	14,795
Travel and entertainment	417
Office expense	10,924
Training and meetings	1,851
Brokerage and FINRA fees	17,014
Website and email expense	11,224
Miscellaneous	14,090
Total Expenses	870,431
NET LOSS	$ (13,404)

The accompanying notes are an integral part of these financial statements.

NICOL INVESTORS CORPORATION

Statement of Changes in Stockholder's Equity

Year ended December 31, 2012

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2011	160,952	$ 40,238	$ 188,162	$ (173,019)	$ 55,381
Net loss	-	-	-	(13,404)	(13,404)
Balance at December 31, 2012	**160,952**	**$ 40,238**	**$ 188,162**	**$ (186,423)**	**$ 41,977**

The accompanying notes are an integral part of these financial statements.

NICOL INVESTORS CORPORATION

Statement of Cash Flows

Year ended December 31, 2012

Cash flows from operating activities:		
Net loss	$	**(13,404)**
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		**1,850**
(Increase) decrease in operating assets:		
Commissions receivable		**(2,000)**
Deposits, prepaid expenses, and other assets		**(3,843)**
Increase (decrease) in operating liabilities:		
Commissions payable		**18,618**
Accrued expenses		**(244)**
Dues collected in advance		**(6,594)**
Net cash used in operating activities		**(5,617)**
Cash flows from investing activities:		
Purchases of property and equipment		**(1,008)**
Net cash used in financing activities		**(1,008)**
DECREASE IN CASH AND CASH EQUIVALENTS		**(6,625)**
Cash and cash equivalents, beginning of year		**44,867**
Cash and cash equivalents, end of year	**$**	**38,242**

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Significant Accounting and Reporting Policies

Nature of Operations

Nicol Investors Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Illinois corporation operated from Granite City, Illinois and operating in various states throughout the United States. The Company is a wholly-owned subsidiary of Nicol Enterprises, Inc. ("the Holding Company").

The Company offers mutual funds and variable annuity contracts on an application-way basis to retail clients. The Company also offers its clients the ability to open general securities accounts through a clearing broker-dealer. The Company's primary focus is to provide financial advice to middle income families.

With respect to this activity, the Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit in various financial institutions. At times, bank deposits may be in excess of federally insured limits.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2012 was $1,850.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation/amortization is removed from the accounts; gains or losses resulting therefrom are included in the statement of operations.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Dues Collected in Advance

Dues collected in advance represents monies collected upfront by the Company during the current year from their registered associates for various dues and licensing fees related to 2013 and are recorded as other income when earned.

Securities Transactions and Commissions

Securities transactions and commission revenues and related expenses are recorded on a settlement date basis. At December 31, 2012, management considers all commissions receivable as collectible, therefore, an allowance for uncollectible amounts is not necessary.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable for federal income taxes on taxable income.

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes.* In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. Tax years that remain subject to examination by major tax jurisdictions are 2009 through 2012.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company evaluated all subsequent events through February 25, 2013, the date the financial statements were available to be issued.

Note B - Clearing Broker-Dealer Deposits

The Company is contractually obligated to maintain a deposit account at its clearing broker-dealer, Sterne Agee & Leach, Inc. ("Sterne Agee"). As designated by the terms of the agreement, the deposit account shall at all times contain cash, qualified securities, or a combination of both having a market value of at least $15,000. This amount is included in deposits with clearing organization in the accompanying statement of financial condition.

Note C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires the maintenance of minimum Net Capital. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1.

At December 31, 2012, the Company had Net Capital of $28,209 which was $23,209 in excess of its required Net Capital of $5,000. The Company's ratio of aggregate indebtedness to Net Capital was 2.58 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Sterne Agee.

Note D - Lease Commitments

The Company renewed a lease with a related party (majority stockholder in the Holding Company) for office space, with a term of 12 months, beginning January 1, 2012 and originally scheduled to expire December 31, 2012. A new lease was entered into as of October 1, 2012 for a 15 month term. The Company expensed $12,600 related to this lease during 2012. For 2013, the future minimum annual lease payments required under the lease total $14,400.

Note E - Related Parties

The Company had the following related party transactions during 2012. Related parties are defined as stockholders who own greater than 5% of the Holding Company's common stock:

Commissions expense	$ 239,021
Occupancy and equipment rental expense	12,600
Salaries and professional fees	12,045

Commissions payable to related parties at December 31, 2012 is $21,564 and has been included in the accompanying statement of financial condition.

Note F - Financial Instruments with Off-Balance Sheet Risk

The Company's customers' accounts are carried by the carrying broker-dealer. Execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. As designated by the terms of the arrangement, the Company carries a deposit with the broker-dealer in the amount of $15,000 (see Note B).

Note G - SIPC Annual Assessment

The Company is a member of the Securities and Investor Protection Corporation and has remitted all required assessments.

Supplemental Schedule

NICOL INVESTORS CORPORATION

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012
(See Independent Auditors' Report)

COMPUTATION OF NET CAPITAL

Total stockholder's equity (from Statement of Financial Condition)	$	41,977
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses, property and equipment, and other assets		13,768
Total net capital	$	28,209

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Commissions payable	$	50,516
Accrued expenses		8,848
Dues collected in advance		13,471
Total aggregated indebtedness	$	72,835

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Excess net capital	$	23,209
Excess net capital at 1000%	$	20,926
Ratio of aggregate indebtedness to net capital		2.58 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Nicol Investors Corporation and included in the Company's unaudited Part IIA FOCUS report filing as of December 31, 2012 (as amended).

Supplemental Report

BROWN SMITH WALLACE LLC

1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

A MEASURABLE DIFFERENCE™

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Nicol Investors Corporation
Granite City, Illinois

In planning and performing our audit of the financial statements of Nicol Investors Corporation (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of the Company's internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BrownSmith Wallace, LLC

St. Louis, Missouri
February 25, 2013

NICOL
FINANCIAL SERVICES

02/27/2013

Securities & Exchange Commission
450 5th Street NW
Washington D.C. 20549

RE: **Annual Financial Audit**
Nicol Investors Corporation Crd#123111

Dear Sirs:

Please find the enclosed 2012 Financial Statement for Nicol Investors Corporation (Crd#123111). Thank you for your prompt attention. If you have any questions or concerns, please contact the below numbers.

Sincerely,

Nicol Investors Corporation

#1 Executive Park, P. O. Box 907, Granite City, IL 62040-0907
(618)931-3267 or (314)355-TERM; Toll Free: (888) GO NICOL; Fax: (618)797-323
www.nicolfinancial.com

BROWN
SMITH LLC
WALLACE

A MEASURABLE DIFFERENCE™

Washington DC
400

NICOL INVESTORS CORPORATION

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

DECEMBER 31, 2012

BROWN SMITH WALLACE LLC

A MEASURABLE DIFFERENCE™

NICOL INVESTORS CORPORATION

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

DECEMBER 31, 2012

BROWN SMITH WALLACE LLC

1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

A MEASURABLE DIFFERENCE™

Independent Accountants' Report on Applying Agreed-Upon Procedures

Board of Directors
Nicol Investors Corporation
Granite City, IL

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by management and the Board of Directors of Nicol Investors Corporation (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Nicol Investors Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Nicol Investors Corporation's management and Board of Directors are responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described in the following schedule either for the purpose for which this report has been requested or for any other purpose.

We were not engaged to, and did not conduct an audit, the objective of which would be the expression of an opinion on the matters described in the accompanying schedule. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Board of Directors and management of Nicol Investors Corporation and the applicable regulatory bodies and is not intended to be, and should not be, used by anyone other than these specified parties.

St. Louis, Missouri
February 25, 2013

NICOL INVESTORS CORPORATION

Schedule of Procedures and Findings

December 31, 2012

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from copies of the check paid and bank statement noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS report) (as amended) for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 (as amended) for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 (as amended) with supporting schedules and working papers such as the quarterly FOCUS reports (as amended) and related documentation, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 (as amended) and in the related schedules and working papers such as the quarterly FOCUS reports (as amended), supporting the adjustments noting no differences.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065566 FINRA DEC
NICOL INVESTORS CORPORATION 17*17
1 EXECUTIVE PARK
GRANITE CITY, IL 62040-2660

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

AMENDED PER OUTSIDE AUDITORS

2. A.	General Assessment (item 2e from page 2)	$ 45.00
B.	Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid	(16.00)
C.	Less prior overpayment ...	(100.00)
D.	Ass...	<71.00>
E.	... days at 20% per annum	
F.	... overpayment carried forward)	$
G.	P... C... ...sed, payable to SIPC Total (must be same as F above) $	
H.	Overpayment carried forward $(71.00)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NICOL INVESTORS CORPORATION
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO, FINOP, CPA
(Title)

Dated the 24 day of FEBRUARY, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __________, 20___
and ending __________, 20___

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 857,027.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 812,788.00

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______________________________ 28,173.00

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 17,914.00

2e. General Assessment @ .0025 $ 45.00

(to page 1, line 2.A.)